                                                                    Exhibit (12)


                            CMS ENERGY CORPORATION
         Ratio of Earnings to Fixed Charges and Preferred Securities
                         Dividends and Distributions
                            (Millions of Dollars)


                                                 Three Months
                                                        Ended                       Years Ended December 31
                                               March 31, 1998        1997        1996        1995        1994        1993
                                               --------------------------------------------------------------------------
                                                           (b)
Earnings as defined (a)
Consolidated net income                                 $  45       $ 244       $ 224       $ 195       $ 177       $ 130
Income taxes                                               19         108         137         113          91          62
Exclude equity basis subsidiaries                         (19)        (80)        (85)        (57)        (18)         (6)
Fixed charges as defined, adjusted to
  exclude capitalized interest of $5, $16,
  $8, $8, $6, and $5 million for the three
  months ended March 31, 1998 and for the
  years ended December 31, 1997, 1996,
  1995, 1994 and 1993, respectively                        98         360         313         299         253         247
                                                        -----------------------------------------------------------------

Earnings as defined                                     $ 143       $ 632       $ 589       $ 550       $ 503       $ 433
                                                        =================================================================

Fixed charges as defined (a)
Interest on long-term debt                              $  76       $ 273       $ 230       $ 224       $ 193       $ 204
Estimated interest portion of lease rental                  2           8          10           9           9          12
Other interest charges                                     12          49          43          42          30          25
Preferred securities dividends and
  distributions                                            19          67          54          42          36          17
                                                        -----------------------------------------------------------------

Fixed charges as defined                                $ 109       $ 397       $ 337       $ 317       $ 268       $ 258
                                                        =================================================================


Ratio of earnings to fixed charges and
  preferred securities dividends and distributions       1.31        1.59        1.75        1.74        1.88        1.68
                                                        =================================================================

NOTES:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K,

(b) Excludes a cummulative effect of change in accounting after-tax gain of $43 million.